30 ROCKEFELLER PLAZA NEW YORK, NEW YORK 10112-4498 TEL +1 212.408.2500 FAX +1 212.408.2501 BakerBotts.com	AUSTIN BEIJING BRUSSELS DALLAS DUBAI HONG KONG HOUSTON	LONDON MOSCOW NEW YORK PALO ALTO RIYADH SAN FRANCISCO WASHINGTON

September 25, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Larry Spirgel, Assistant Director

Re:          General Communication, Inc.

Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-219619)

Dear Mr. Spirgel,

We hereby electronically file on behalf of General Communication,  Inc. (“GCI”), under the Securities Act of 1933, as amended, Amendment No. 1 to its Registration Statement on Form S-4 (the “Registration Statement”), originally filed on August 1, 2017. Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Registration Statement.

Set forth below are responses to the comments contained in your letter to Ronald A. Duncan, President and Chief Executive Officer of GCI, dated August 28, 2017 (the “SEC Letter”), regarding the Registration Statement.  For your convenience, each of our responses below is preceded by the Staff’s comment.  The numbered paragraphs below correspond to the numbered paragraphs in the SEC Letter. All section references refer to the corresponding sections of the Registration Statement filed herewith unless otherwise noted, and all page references in our responses are to the pages in the Registration Statement.

* * * * *

Questions and Answers

1.           Comment: Please add a question and answer regarding why Liberty Interactive is reattributing assets and liabilities between the Ventures Group and QVC Group in connection with the transactions. Specifically address why Liberty Interactive is not splitting off the assets and liabilities attributed to the Ventures Group as of the most recent historical financial period and how the Liberty Interactive board chose the assets and liabilities to reattribute.

Response: We have revised the disclosure on page 4 of the Registration Statement in response to the Staff’s comment.

Why am I receiving the document?, page 1

2.           Comment: Please provide a plain English description of the purpose and effect of the transactions to be effected pursuant to the Agreement and Plan of Reorganization as well as the related transactions whereby GCI Liberty will increase its debt by entering into a margin loan for up to $1.0 billion to pay $500 million cash to Liberty Interactive and issue up to $750 principal amount of GCI Liberty Charter Exchangeable Debentures.

Response: We have revised the disclosure on page 1 of the Registration Statement in response to the Staff’s comment.

What is the reclassification?, page 1

3.           Comment: Please clarify why the restated GCI articles of incorporation that GCI shareholders are being asked to approve in connection with the reclassification also authorize the creation of Class C common stock. Explain how the Class C common stock relates to the reclassification in connection with the overall transaction, and discuss why you are asking shareholders to authorize such a large amount (1.04 billion) of Class C common shares. Disclose any current or proposed plans or arrangements for the Class C common shares.

Response: We have revised the disclosure on page 3 of the Registration Statement in response to the Staff’s comment.

What transactions are occurring in connection with the Transactions other than those involved in the reclassification, auto conversion, contribution and split-off?, page 10

4.           Comment: Please discuss the settlement in cash of the stock appreciation rights held by Searchlight, an affiliate of a GCI director. Quantify the current value of these stock appreciation rights.

Response: We have revised the disclosure on page 13 of the Registration Statement in response to the Staff’s comment.

What will happen to the listings of Old GCI Common Stock, the Reclassified GCI Liberty Common Stock and the Liberty Ventures Common Stock?, page 18

5.           Comment: We note your disclosures regarding the delisted and the no-longer-trading nature of GCI Class A, GCI Class B, GCI Liberty A-1, GCI Liberty B-1, Liberty Ventures Class A, and Liberty Ventures Class B common stock. Please expand this disclosure to discuss whether any changes will be made to GCI Liberty or Liberty Interactive’s articles of incorporation to remove references to discontinued shares.

Response: We have revised the disclosure on page 21 of the Registration Statement in response to the Staff’s comment.

What is the reincorporation merger?, page 19

6.           Comment: We note that, following consummation of the transaction, you intend to submit for shareholder approval a reincorporation merger from Alaska to Delaware. We also note that the voting agreements with significant shareholders extend to voting in favor of the reincorporation merger. Please disclose whether approval of the reincorporation merger will result in additional changes to the GCI Liberty articles of incorporation or bylaws. If so, discuss the anticipated changes. For example, we note your disclosure in the risk factor on page 68 that the articles of incorporation of other Liberty entities, such as Liberty Broadband, Liberty TripAdvisor and Liberty Expedia, contain provisions deeming directors and officers not in breach of their fiduciary duties in certain cases for directing a corporate opportunity to another person or entity (including other Liberty entities) instead of such company.

Response: We have revised the disclosure on pages 22 and 143 of the Registration Statement in response to the Staff’s comment.

Summary, page 28

The Transactions, page 29

7.           Comment: Following the redemption and split-off, it appears that QVC Group Class A and Class B shares will, in effect, cease to constitute tracking stock and will reflect the economic performance of the remaining assets of Liberty Interactive. In this regard, we note that your pro forma organization chart on page 30 indicates that the QVC Group will be “Asset Backed Stock.” Please clarify whether the QVC Group stock will cease to be tracking stock and if the Liberty Interactive/QVC Group, Inc. articles of incorporation will be revised to remove all references to tracking stock and shares. Please advise us how QVC Group shareholders will be informed that their shares will cease to be tracking stock, if this is the case, or how they will be informed that their shares will remain tracking stock with the potential that the renamed QVC Group, Inc. could create new tracking groups in the future.

Response: We have revised the disclosure on page 34 of the Registration Statement in response to the Staff’s comment to clarify that, following the redemption and split-off, the QVC Group common stock will become the only outstanding common stock of Liberty Interactive, and thus will cease to function as a tracking stock and will effectively become an asset-backed stock, even though the tracking stock structure of Liberty Interactive will remain in place until such time as the Liberty Interactive charter is amended to eliminate the tracking stock specific provisions. We have also noted that the amendment of the Liberty Interactive charter will require the approval of Liberty Interactive’s stockholders (which, following the redemption and split-off, will consist solely of the QVC Group stockholders).  Liberty Interactive expects to seek this approval at its 2018 annual meeting of stockholders (currently anticipated to be held during the second quarter of 2018), with the corresponding amendment of the Liberty Interactive charter (assuming receipt of the requisite stockholder approval) to occur shortly thereafter.

Assuming the requisite stockholder approval is received, Liberty Interactive expects to announce the amendment of the Liberty Interactive charter and the formal elimination of the tracking stock structure by filing a Current Report on Form 8-K, issuing a press release or both.  Liberty Interactive also intends to file a Current Report on Form 8-K to announce the results of the applicable stockholder vote.

Risk Factors

The market value of GCI Liberty’s interests in publicly-traded securities may be affected by market conditions beyond its control that could cause it to record losses for declines in such market value, page 67

8.           Comment: We note your risk factor discussion regarding the price variability of Charter and Liberty Broadband shares to be owned by GCI Liberty. Please also discuss the risks associated with a large portion of your asset base being comprised of non-controlling interests in a small number of companies. Please also discuss conflicts, if any, that may arise due to your significant holdings in potential competitors.

Response: We have revised the disclosure on page 72 of the Registration Statement in response to the Staff’s comment; however, we respectfully submit to the Staff that neither Charter nor Liberty Broadband are competitors of GCI nor will they be competitors of GCI Liberty.  The operations of Charter are exclusively located within the 48 contiguous states, while the operations of GCI are located in Alaska.  Accordingly, we have not revised the risk factor to address any competitive concerns with respect to GCI Liberty’s interests.

GCI Liberty will conduct its operations to maintain its exclusion from the 40 Act, but nevertheless, may become subject to the 40 Act, page 69

9.           Comment: Please provide us with a detailed legal analysis explaining why GCI Liberty (the “Company”) will not be an investment company required to register under the 1940 Act (as indicated on page 69 of the filing), including any exemptions that the Company intends to rely upon and why the exemptions are available to the Company. Among other things, your analysis should include data indicating the value of the Company’s investment securities and total assets, exclusive of cash items and Government securities, on an unconsolidated basis.

Response: The Company will not be an “investment company” as defined in the Investment Company Act of 1940 (the “Act”) because the value of “investment securities” as defined in Section 3(a)(2) of the Act (“Investment Securities”) owned by the Company will be less than 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis.  We refer to the Company’s total assets calculated in accordance with the requirements of Section 3(a)(1)(C) of the Act as the Company’s “Adjusted Assets”.

The Company will own direct interests in two subsidiaries, which we refer to as Ventures Holdco and Broadband Holdco.  The Company’s interest in Ventures Holdco will not be an Investment Security because Ventures Holdco will be a wholly-owned subsidiary of the Company, and Ventures Holdco will be excluded from the definition of “investment company” by Rule 3a-1 under the Act.  The Company’s interest in Broadband Holdco will be an Investment Security.  However, the Company’s interest in Broadband Holdco will be the only Investment Security owned by the Company and the value of such interest will be less than 40% of value of the Company’s Adjusted Assets.

I.             Ventures Holdco

Ventures Holdco will be excluded from the definition of “investment company” by Rule 3a-1 under the Act.  Rule 3a-1 provides that an issuer will not be an investment company if no more than 45% of the value of its total assets (exclusive of government securities and cash items) consists of, and no more than 45% of its net income after taxes for the last four fiscal quarters combined is derived from, securities other than:

1.     government securities;

2.     securities issued by employees’ securities companies;

3.     securities issued by majority-owned subsidiaries(1) of the issuer (other than subsidiaries relying on the exclusion from the definition of investment company in Section 3(b)(3) or Section 3(c)(1) of the Act) which are not investment companies; and

4.     securities issued by companies:

(a) which are controlled primarily(2) by such issuer;

(b) through which such issuer engages in a business other than that of investing, reinvesting, owning, holding or trading in securities; and

(c) which are not investment companies.

(1) Section 2(a)(24) of the Act defines “majority-owned subsidiary” of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of such definition, is a majority-owned subsidiary of such person.

(2) For purposes of Rule 3a-1 under the Act, a company is “controlled primarily” by a person if the person has (1) control over the company within the meaning of Section 2(a)(9) of the Act and (2) a greater degree of control than any other person.  See Health Communications Servs. Inc., SEC No-Action Letter (Apr. 26, 1985). “Primary control”, as used throughout this response, has a correlative meaning.

The income and asset percentages calculated for purposes of Rule 3a-1 are required to be calculated on an unconsolidated basis, except that an issuer must consolidate its financial statements with the financial statements of its wholly-owned subsidiaries.(3)  We refer to Ventures Holdco’s total assets calculated in accordance with the requirements of Rule 3a-1 as its “Adjusted 3a-1 Assets”.

The Staff has taken the position that, although an issuer with net losses for the previous four quarters combined does not expressly satisfy the income test in Rule 3a-1, such a company nonetheless may be deemed to satisfy the income test if (1) it has both a net investment loss and a total net loss and (2) no more than 45% of its total net loss after taxes is derived from securities other than those described in clauses (1)-(4) of Rule 3a-1 set forth above.(4)  In addition, when an issuer has a net loss, Rule 3a-1 “implicitly requires that a company match its investment expenses with investment income to ensure that only income or loss generated by investment activities are compared to the company’s total net income or loss”.  Id.  As a result, the relevant comparison for purposes of the Rule 3a-1 income test is (x) net investment loss (i.e., investment expenses minus investment income) to (y) total net loss (i.e., total expenses minus total income).

A.            Asset Test

Ventures Holdco will own the following assets following the completion of the Transactions.

(3) Section 2(a)(43) of the Act defines “wholly-owned subsidiary” of a person as a company 95% or more of the outstanding “voting securities” of which are owned by such person, or by a company which, within the meaning of such definition, is a wholly-owned subsidiary of such person.  Section 2(a)(42) of the Act defines “voting security” as any security presently entitling the owner or holder thereof to vote for the election of directors of a company and goes on to state that a specified percentage of the outstanding voting securities of a company means such amount of its outstanding voting securities as entitles the holder or holders thereof to cast said specified percentage of the aggregate votes which the holders of all the outstanding voting securities of such company are entitled to cast.

(4) See DRX, Inc., SEC No-Action Letter (Jan. 28, 1988).

GCI Asset	Approximate Percentage of Voting Securities Owned	Value (in millions)(5)
GCI Holdings LLC (“GCI Holdings”)	100%	$2,557	(6)
Evite, Inc. (“Evite”)	100%	$42
FTD Companies, Inc. (“FTD”)	37%	$133
Lending Tree, Inc. (“TREE”)	27%	$796
Charter Communications, Inc. (“Charter”)	2%	$1,931
giggle, Inc. (“giggle”)	32%	*

Ventures Holdco will own 100% of the voting securities of GCI Holdings, a communications and technology services company, and Evite, an invitation services and party planning company, neither of which is an investment company as defined in the Act.  The interests of Ventures Holdco in GCI Holdings and Evite are not Investment Securities for purposes of Rule 3a-1.

The Company will have primary control (see footnote 2 above) of each of FTD and TREE for the reasons set forth below.

FTD is not an investment company as defined in the Act.  FTD is engaged in the floral and gifting business and holds itself out as a company that provides floral, gift and related products and services to consumers, retail florists, and other retail locations primarily in the U.S., the U.K. and the Republic of Ireland.  Ventures Holdco will own approximately 37% of the

(5) The values of each of Ventures Holdco’s interests in Charter, FTD and TREE are based on their respective September 22, 2017 market closing prices.  Evite and giggle are private companies and, accordingly, are valued at an estimate of fair value as of a recent date.  The value used for GCI Holdings is the purchase price of General Communication, Inc. (“GCI”) in the Transactions, which is equal to the value of the consideration to be paid to the shareholders of GCI  — i.e., the agreed per share purchase price of $32.50 multiplied by the fully diluted share count of GCI — excluding all of GCI Holding’s current debt, which will be refinanced by (and hence held by) GCI Holdings’ parent company.

(6) This value of GCI Holdings has been determined (as described in footnote 5) solely for purposes of the asset test prescribed by Rule 3a-1 and may not be consistent with other valuation methodologies, including the valuation used for GAAP purchase accounting.

*  Denotes a de minimis amount.

voting securities of FTD (based on the number of shares of FTD reported as outstanding in its second quarter 2017 10-Q filing dated August 9, 2017).  In addition, Ventures Holdco will have the right to appoint 4 of the 11 members of FTD’s board of directors.  FTD’s next largest shareholders are several unaffiliated mutual funds and investment advisers that each own approximately 5.3-8.2% of the voting securities of FTD and do not have the right to appoint any members to FTD’s board of directors.  Because Ventures Holdco will own more than 25% of the voting securities of FTD, be the largest shareholder of FTD and actively participate in the management of FTD through its right to appoint 4 of 11 directors, Ventures Holdco will have primary control of FTD.

TREE is not an investment company as defined in the Act.  TREE is engaged in the online lending business and holds itself out as an online loan marketplace with one of the largest lender networks in the U.S.  Ventures Holdco will own approximately 27% of the voting securities of TREE (based on the number of shares of TREE reported as outstanding in its second quarter 2017 10-Q filing dated July 28, 2017).  In addition, Ventures Holdco will have the right to appoint 2 of the 7 members of TREE’s board of directors.  The next largest TREE shareholder, Doug Lebda, beneficially owns approximately 21% of TREE’s outstanding common stock (as reported in TREE’S 2017 annual proxy statement filed with the SEC on April 28, 2017) and is not entitled to appoint any directors.  Because Ventures Holdco will own more than 25% of the voting securities of TREE, will be the largest shareholder of TREE and have two designees on TREE’s board, while no other shareholder will own more than 25% of the voting securities of TREE nor will any other shareholder be entitled to appoint any directors to TREE’s board, Ventures Holdco will have primary control of TREE.

Ventures Holdco will own approximately 1.8% of the outstanding voting securities of Charter (all of which voting power has been transferred to Liberty Broadband pursuant to a proxy arrangement).  Ventures Holdco’s interest in Charter will be an Investment Security for purposes of Rule 3a-1.

Ventures Holdco will own approximately 32% of the voting securities of giggle.  However, another investor owns a greater percentage of the voting securities of giggle.  As a result, Ventures Holdco’s interest in giggle will be an Investment Security for purposes of Rule 3a-1. Giggle, however, is economically distressed. Accordingly, a de minimis value has been ascribed.

In light of the foregoing, the total value of the Investment Securities that Ventures Holdco will own, calculated in accordance with the requirements of Rule 3a-1, will be less than 45% of the value of Ventures Holdco’s Adjusted 3a-1 Assets and Ventures Holdco will satisfy the asset test under Rule 3a-1.

B.            Income Test

For the four quarters ended June 30, 2017 (on a combined basis, the “Last Four Quarters”), Ventures Holdco’s pro forma Adjusted 3a-1 Assets collectively produced a net loss of approximately $153 million.  Pursuant to the guidance provided by the Staff in DRX, in determining whether Ventures Holdco will comply with the income test under Rule 3a-1,

Ventures Holdco must determine whether its pro forma Investment Securities produced net investment income or net investment loss for the Last Four Quarters and the amount thereof.

Consistent with DRX, Ventures Holdco has incurred a net investment loss of approximately $17 million for such period.  This net investment loss will not exceed 45% of the total net loss of Ventures Holdco’s pro forma Adjusted 3a-1 Assets for such period and, consistent with DRX, Ventures Holdco will satisfy the Rule 3a-1 income test.

Accordingly, Ventures Holdco will be excluded from the definition of investment company by Rule 3a-1, because (i) Ventures Holdco will own 100% of the voting securities of GCI Holdings and Evite, (ii) Ventures Holdco will have primary control of FTD and TREE; (iii) Ventures Holdco will engage through GCI Holdings, Evite, FTD and TREE in a business other than that of investing, reinvesting, owning, holding or trading in securities; (iv) none of GCI Holdings, Evite, FTD or TREE is an investment company as defined in the Act; (v) the value of Rule 3a-1 Investment Securities owned by Ventures Holdco will be less than 45% of the value of GCI’s Adjusted 3a-1 Assets; and (vi) Ventures Holdco will satisfy the Rule 3a-1 income test.

II.            Broadband Holdco

Broadband Holdco’s only asset will be shares of Series C common stock issued by Liberty Broadband. Shares of common stock owned by Broadband Holdco will represent approximately zero percent of Liberty Broadband’s outstanding voting securities as the shares are non-voting securities, and had a closing price of $95.62 per share on Nasdaq on September 22, 2017, for an aggregate value of $4,081 million as of such date.  Broadband Holdco also will have outstanding indebtedness in the amount of approximately $1 billion.  As a result, the value of the Company’s interest in Broadband Holdco is estimated to be $3,081 million after closing (based on the foregoing share value).

III.          Conclusion

The Company’s $3,081 million interest in Broadband Holdco is an Investment Security.  The Company’s $5,516 million interest in Ventures Holdco is not an Investment Security.  The Company’s Adjusted Assets will be $8,597 million following the completion of the Transactions based on the values set forth above.  As a result, the value of Investment Securities owned by the Company will be 36.08% of the value of the Company’s Adjusted Assets, and the Company will not be an “investment company” as defined in Section 3(a)(1)(C) of the Act.

The Company will be a holding company that will not hold itself out as being engaged primarily, nor will it propose to engage primarily, in the business of investing, reinvesting, or trading securities, so the Company will not be an “investment company” as defined in Section 3(a)(1)(A) of the Act.

The Company will not, and will not propose to, engage in the business of issuing “face-amount certificates” of the installment type as defined in Section 2(a)(15) of the Act nor will the

Company have any such certificates outstanding, so the Company will not be an “investment company” as defined in Section 3(a)(1)(B) of the Act.

Accordingly, the Company will not be an investment company as defined in the Act following the completion of the Transactions.

Information about the Transactions

Background of the Transactions, page 74

10.                         Comment: We note that the parties used the LVNTA share price as a pricing reference point for this transaction. We also note repeated references that a reason for the transaction is that the Liberty Interactive tracking stocks trade at a discount. Therefore, please discuss in more detail the parties’ use of LVNTA shares price as a pricing reference, specifically discussing the parties’ consideration of the tracking stock discount reflected in the LVNTA share price.

Response: We have revised the disclosure on page 80 of the Registration Statement in response to the Staff’s comment. Furthermore, we respectfully submit to the Staff that the portion of Lazard’s fairness opinion discussing the net asset value of the Ventures Group addresses the advice rendered to the GCI Board with respect to any tracking stock discount associated with the LVNTA stock price. See page 110 of the Registration Statement.

11.                         Comment: Please discuss why the transactions were structured in the manner described.

Response: We have revised the disclosure on page 98 of the Registration Statement in response to the Staff’s comment.

12.                         Comment: Please provide a more detailed discussion of the reasons for the reattribution and considerations of the reattribution by each board. Address why the Liberty Interactive board is not splitting off the assets and liabilities attributed to the Ventures Group as of the most recent historical financial period.

Response: We have revised the disclosure on pages 94 and 99 of the Registration Statement in response to the Staff’s comment.

The Reorganization Agreement, page 115

Conditions to the Completion of the Transactions, page 133

13.                         Comment: We note the ability of either party to waive conditions to transactions. Please clarify which conditions may be waived, including the receipt of tax opinions. Disclose whether it is each board’s intent to resolicit stockholder approval if either party waives material conditions.

Response: We have revised the disclosure on page 141 of the Registration Statement and added a question and answer on page 10 to reflect the parties’ intention to issue a press release and file a Current Report on Form 8-K if either party waives a material condition to closing in response to the Staff’s comment. The parties do not intend to resolicit stockholder approval in the event of any such waiver.

The Liberty Interactive Special Meeting, page 152.

14.                         Comment: We note your disclosure here and elsewhere that holders of QVCA and QVCB shares are not entitled to vote at the Liberty Interactive special meeting and that Liberty Interactive’s restated certificate of incorporation does not require the approval of the holders of the QVC Group common stock to complete the redemption. Please tell us the provisions of your certificate you are relying upon and confirm that no additional vote including QVCA or QVCB shareholders is required by the DGCL. Also address how the reattribution of certain assets and liabilities between the Ventures Group and QVC Group after the signing of the reorganization agreement and before closing affects your analysis.

Response: We have revised the disclosure on page 159 of the Registration Statement in response to the Staff’s comment.

Material U.S. Federal Income Tax Consequences of the Transactions, page 193

15.                         Comment: We note that you will be filing tax opinions by Skadden Arps and Sherman & Howard as Exhibits 8.1 and 8.2. Please reflect counsels’ opinions in the discussion of the material tax consequences of the transactions.

Response: We have revised the disclosure beginning on page 202 of the Registration Statement in response to the Staff’s comment.

HoldCo Financial Statements, page F-2

Note (1) Basis of Presentation, page F-7

16.                         Comment: Please expand your description of the combined historical financial information to describe the discretion Liberty Interactive has in the reattribution and any potential financial statement impact of changes to the interests, assets and liabilities contributed. Please revise the disclosure on page F-25 accordingly.

Response: We have expanded the basis of presentation disclosure to state that the interests, assets and liabilities that will be contributed to GCI are subject to the final approval of Liberty Interactive. The HoldCo financial statements have been prepared based on the composition of interests, assets and liabilities as currently contemplated by Liberty Interactive. Any significant changes to the composition of interests, assets and liabilities will be reflected in updated HoldCo financial statements.

Note (4) Investments in Available-for-Sale Securities and Other Cost Investments, page F-11

17.                         Comment: Please disclose the methodology utilized to determine whether entities underlying your investments are considered to be strategic versus non-strategic, specifically addressing your conclusion regarding your investment in Charter, due to the materiality of this investment.

Response: The determination of whether investments are considered to be strategic versus non-strategic was made by Liberty Interactive at the time the fair value election was available. Such investments have been consistently treated in HoldCo’s financial statements. Liberty Interactive originally elected the fair value option for those of its AFS securities which it considered to be non-strategic, including Liberty Interactive’s historical investment in TWC. Liberty Interactive’s shares of TWC were subsequently exchanged for shares of Charter. We have updated Note (4) to clarify that HoldCo’s accounting treatment of the investment in Charter is consistent with Liberty Interactive’s accounting treatment.

Unaudited Pro Forma Condensed Combined Financial Information, page F-92

Note (1) Basis of Pro Forma Presentation, page F-96

18.                         Comment: Refer to the description of the contribution on page 2. We note that the assets to be contributed to GCI Liberty include “subject to certain conditions and to Liberty Interactive’s discretion, Liberty Interactive’s entire equity interests in Lending Tree, Inc. and FTD Companies, Inc., together with the business of Evite, Inc. and certain other assets and liabilities”. Please revise to describe in detail which equity interests, assets and liabilities are included in the pro forma financial information.

Response: We have updated Note (1) to clarify that the assets to be contributed to GCI Liberty include Liberty Interactive’s entire equity interests in Liberty Broadband, Charter, FTD and LendingTree, the Evite operating business and certain other assets and liabilities (collectively, HoldCo). The unaudited pro forma condensed combined financial information is based on (i) the historical results of operations of HoldCo; (ii) the historical results of operations of GCI; and (iii) other adjustments as detailed in Note (3).

19.                         Comment: We note on page 119 that Liberty Interactive has until the fifth business day following receipt of the Alaska Notice to deliver to GCI a final schedule listing the reattributed assets and liabilities. While we understand that the fair value of assets and liabilities may not differ significantly, if investments in affiliates are changed, there could be an impact on Holdco’s share of earnings (losses) of affiliates with changes in assets reattributed. In the notes to the pro forma describe how any changes in assets and liabilities assumed to be reattributed may impact the pro forma financial information. In your disclosure address the potential impact on the share of earnings (losses) of affiliates and assets and liabilities as a result of the reattribution by Liberty Interactive of Ventures Group assets and liabilities to the QVC Group.

Response:  The interests, assets and liabilities that will be contributed to GCI are subject to the final approval of Liberty Interactive. The HoldCo financial statements have been prepared based on the composition of interests, assets and liabilities as currently contemplated by Liberty Interactive. If there are any significant changes to the composition of such interests, assets and liabilities, the historical results of operations of HoldCo included in the pro forma financial statements will be updated to reflect such changes.

20.                         Comment: Also, disclose the amount by which the fair value of the aggregate liabilities to be reattributed from the Ventures Group to the QVC Group will exceed the fair value of the assets to be reattributed, if material, and the assumptions used in determined such fair values.

Response: The fair value of the reattributed Ventures assets and liabilities will be equivalent. The financial information presented in the pro forma financial statements is based on the historical results of HoldCo, which excludes the assets and liabilities expected to be reattributed. Therefore, the reattribution of assets and liabilities from the Ventures Group to the QVC Group has no impact on the unaudited pro forma condensed combined financial statements of GCI Liberty.

21.                         Comment: We note that historical comparative per share information for QVC and Ventures groups is disclosed on pages 37-40. Please expand the notes to the pro forma financial information to quantify the financial impact of Evite, if material, since these operations were historically included in the QVC Group but will be reattributed to the Ventures Group prior to the contribution.

Response: Evite has been attributed to the Ventures Group since October 3, 2014. Accordingly, it is already included in the historical per share information presented for the Ventures Group.

Note (2) Estimated Consideration and Pro Forma Purchase Price Allocation, page F-96

22.                         Comment: You disclose that the estimated aggregate consideration is based on the negotiated value of the undiluted equity of GCI. Tell us the consideration given to recording the transaction using the estimated fair value of the number of shares of HoldCo, the accounting acquirer, that would need to be issued to give GCI shareholders, owners of the legal parent, the same percentage equity interest in the combined entity that results from the reverse acquisition. Please refer to the guidance in ASC 805-40-30-2.

Response: We reviewed the guidance in ASC 805-40-30-2 with respect to the measurement of consideration in a reverse acquisition. However, we believe the quoted market price of GCI’s common shares provides a more reliable basis for measuring the consideration effectively transferred than the estimated fair value of the shares of HoldCo that would need to be issued to give GCI shareholders the same percentage equity interest in GCI Liberty. We have updated the estimated aggregate consideration based on the closing price of GCI common shares and the total number of outstanding shares on July 31, 2017.

23.                         Comment: Include a schedule showing how you calculated the value of GCI’s undiluted equity. Also disclose how this amount compares to the value of GCI based on the market value of its shares.

Response: We are no longer using the value of GCI’s undiluted equity as the basis for estimated consideration. We have updated the estimated aggregate consideration based on the closing price of GCI common shares and the total number of outstanding shares on July 31, 2017.

24.                         Comment: You disclose that the consideration used to record the transaction will be based on GCI’s undiluted equity value as of the Split Off date. Please revise the pro forma presentation of the consideration to use the most recent equity value at the time of filing. Also disclose the date at which the equity value was determined and disclose a sensitivity analysis for the range of possible outcomes based upon percentage increases and decreases in the recent stock price.

Response: We have updated the estimated aggregate consideration based on the closing price of GCI common shares and the total number of outstanding shares on July 31, 2017. In addition, we have expanded our disclosure in Note (2) to include the impact on the estimated aggregate consideration if the value of GCI’s common stock had been 10% higher on July 31, 2017.

Note (3) Pro Forma Adjustments, page F-97

25.                         Comment: Refer to the description of Debt in Note (3)(g) on page F-98 and disclosure of Risk Factors on page 64. Please expand to describe the expected issuance of up to $750 million principal amount of GCI Liberty Charter Exchangeable Debentures in connection with the contribution and exchange offer and up to an additional $1.0 billion in borrowings pursuant to the margin loan facility to be entered into by Broadband Holdco, a wholly-owned subsidiary of GCI Liberty. Clarify how these financings relate to the $500 million Margin Loan disclosed in Note (3)(i).

Response: We have expanded our disclosure in Note (3)(g) to clarify that HoldCo’s debt is comprised of $750 million principal amount of 1.75% Liberty Charter Exchangeable Debentures. Prior to the completion of the Transactions, Liberty Interactive intends to conduct an offer to exchange any and all of its 1.75% Liberty Charter Exchangeable Debentures for substantially similar GCI Liberty Charter Exchangeable Debentures. As the GCI Liberty Charter Exchangeable Debentures do not represent any incremental debt, no pro forma adjustment was required for their issuance.

We have increased the amount of planned borrowings under the margin loan facility at the time of Split-Off from $500 million to $1 billion and have updated the pro forma condensed combined financial statements and Note (3)(i), accordingly.

26.                         Comment: Refer to the description of the Margin Loan in Note (3)(i) on page F-99. Please expand the disclosure to describe the primary terms of the Margin loan and disclose that a bankruptcy remote wholly-owned subsidiary will hold the Margin Loan.

Response: We have expanded our disclosure in Note (3)(i) to describe the primary terms of the margin loan and disclose that a bankruptcy remote wholly-owned subsidiary will hold the margin loan.

27.                         Comment: Refer to disclosure of variable rate indebtedness on page 66. Please expand the notes to the pro forma financial information to provide a sensitivity analysis for the variable interest rate exposure going forward or tell us why you believe such disclosure is not required.

Response:  We have expanded our disclosure in Note (3)(n) to include a description of the expected variable interest rate on the margin loan and have also included a sensitivity analysis for the variable interest rate.

28.                         Comment: We note on page 107 that GCI is required to pay Searchlight Investor the Appreciation Value of the stock appreciation rights in cash upon a change in control and that the transactions between GCI and Liberty Interactive constitute a change in control. Please disclose the financial impact of resolving the stock appreciation rights of $79.3 million or tell us why you believe the impact is not material to an investor.

Response: The derivative liability associated with the Searchlight stock appreciation rights is included in the Other liabilities line item of the Pro Forma Condensed Combined Balance Sheet. We believe the Transactions will result in a change of control for the Searchlight stock appreciation rights that will result in cash settlement. Therefore, we did not include a pro forma adjustment for the settlement of this obligation as such obligation is already captured in the balance sheet.

29.                         Comment: We note on pages I-4, II-7 and II-52 of the Liberty Interactive Form 10-K that in conjunction with the Trip Advisor spin-off, Liberty and TripAdvisor entered into a promissory note that expires in 2017 pursuant to which TripAdvisor may request, if the closing price per share of TripAdvisor common stock were to fall below certain minimum values, up to $200 million in funds from Liberty. Please tell us whether this contingent liability is part of the reattribution. If so, please disclose the contingency, TripAdvisor common stock minimum value and whether the closing price of TripAdvisor fell below the minimum value. Please also revise the audited financial statements of HoldCo, if applicable.

Response: The promissory note whereby Liberty TripAdvisor Holdings could request, if the closing price per share of TripAdvisor common stock were to fall below certain minimum values, up to $200 million in funds from Liberty Interactive, expired in August 2017.  Accordingly, this contingent liability no longer exists for Liberty Interactive. As this contingent liability was not contemplated by Liberty Interactive to be part of HoldCo, no disclosure is appropriate.

30.                         Comment: Refer to page i of the Form S-4. We note that compensation may be paid or become payable to the named executive officers of GCI in connection with the Transactions. If material, please include note disclosure explaining the terms and any current or future compensation amounts related to the GCI compensation proposal.

Response: We have reviewed the compensation that may be paid or become payable to the named executive officers of GCI as disclosed on page 156 of the Registration Statement and do not view such information to be material.  When compared to current assets and total assets reported in the Pro Forma Condensed Combined Balance Sheet as of June 30, 2017 of GCI Liberty, the compensation that may be paid or become payable in connection with the Transactions is less than 10% of current assets and less than 1% of total assets.

In addition, we consider the likelihood of paying any amounts reported in the Golden Parachute Compensation table to be remote because such payments are contingent on the named executive officers’ terminations without cause or resignations for good reason, which are not currently contemplated or expected.  Accordingly, we have not included note disclosure explaining the terms of and any current or future compensation amounts related to the GCI compensation proposal.

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,

/s/ Renee L. Wilm
Renee L. Wilm

cc:                                Kathleen Krebs — Securities and Exchange Commission

William Mastrianna — Securities and Exchange Commission

Claire DeLabar — Securities and Exchange Commission

Terry French — Securities and Exchange Commission

Ronald A. Duncan — General Communication, Inc.

Richard N. Baer — Liberty Interactive Corporation

Beverly B. Reyes — Baker Botts L.L.P.

Brittany A. Uthoff — Baker Botts L.L.P.

Steven D. Miller — Sherman & Howard L.L.C

Jeffery R. Kesselman — Sherman & Howard L.L.C